

SECUR 07008027 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/06 (MM/DD/YY) AND ENDING 04/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CENTAURUS FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 CITY BOULEVARD WEST, SUITE 2010
(No. and Street)

ORANGE (City) CALIFORNIA (State) 92868 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. RONALD KING (714) 456-1790
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAVINE & ASSOCIATES CPAS, INC.
(Name – *if individual, state last, first, middle name*)

26691 PLAZA DRIVE, SUITE 222 (Address) MISSION VIEJO (City), CA (State) 92691 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. RONALD KING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CENTAURUS FINANCIAL, INC., as of APRIL 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



SCOTT PETERS
COMM. #1473538
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Exp. March 2, 2008

Signature

CHAIRMAN + CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTAURUS FINANCIAL, INC.

FINANCIAL STATEMENTS

APRIL 30, 2007 AND 2006


SEC MAIL
RECEIVING
PROCESSING
JUN 29 2007
WASH, D.C.
209
SECTION

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - APRIL 30, 2007

CENTAURUS FINANCIAL, INC.

333 City Blvd. West, Suite 2010
ORANGE, CALIFORNIA 92868

Mr. J. Ronald King
CENTAURUS FINANCIAL, INC.
333 City Blvd. West, Suite 2010
ORANGE, CALIFORNIA 92868

CENTAURUS FINANCIAL, INC.

Table of Contents

PAGE

LaVine
& Associates
Certified Public Accountants, Inc.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Board of Directors
Centaurus Financial, Inc.
Orange, California

We have audited the accompanying balance sheets of Centaurus Financial, Inc. as of April 30, 2007 and 2006 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centaurus Financial, Inc. as of April 30, 2007 and 2006, and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mission Viejo, California
June 26, 2007

CENTAURUS FINANCIAL, INC.

Balance Sheets

April 30, 2007 and 2006

ASSETS

	2007	2006
CURRENT ASSETS		
Cash	$ 7,926,174	$ 6,341,141
Accounts receivable - Note 2	1,750,200	1,249,394
Marketable securities	1,315,290	899,858
Prepaid expenses and other assets	1,222,883	1,217,054
Due from affiliates	270,697	270,697
TOTAL CURRENT ASSETS	12,485,244	9,978,144
FIXED ASSETS - at cost - net of accumulated depreciation of $275,925 and $219,297 in 2007 and 2006 - Notes 1 and 3	157,312	149,025
TOTAL ASSETS	$ 12,642,556	$ 10,127,169

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
CURRENT LIABILITIES		
Commissions payable	$ 4,062,533	$ 2,801,038
Accounts payable and other liabilities	2,956,698	2,315,351
Income taxes payable - Note 7	55,410	401,974
TOTAL CURRENT LIABILITIES	7,074,641	5,518,363
Subordinated loans - Note 4	250,000	250,000
TOTAL LIABILITIES	7,324,641	5,768,363
COMMITMENTS AND CONTINGENCIES - Note 6		
STOCKHOLDERS' EQUITY		
Capital Stock - $10,000,000 shares authorized, 135,480 and 134,125 shares issued and outstanding	544,861	518,413
Unrealized gain on marketable securities - Note 1	-	106,913
Retained earnings	4,773,054	3,733,480
TOTAL STOCKHOLDERS' EQUITY	5,317,915	4,358,806
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 12,642,556	$ 10,127,169

The accompanying notes are an integral part of the financial statements.

CENTAURUS FINANCIAL, INC.
Statements of Operations
For The Years Ended April 30, 2007 and 2006

	2007	2006
REVENUES		
Commission income	$ 60,989,914	$ 51,183,764
Interest	126,650	42,300
Other income	2,456,892	1,989,513
TOTAL REVENUES	63,573,456	53,215,577
EXPENSES		
Commission expense	54,886,776	45,882,229
Salaries	3,305,008	2,730,168
Depreciation	56,628	47,043
Interest	17,500	17,575
Other operating expenses	2,942,984	2,420,526
TOTAL EXPENSES	61,208,896	51,097,541
INCOME FROM OPERATIONS BEFORE PROVISION FOR INCOME TAXES	2,364,560	2,118,036
PROVISION FOR INCOME TAXES - Note 7		
Current	932,987	965,086
Deferred	(108,000)	(75,600)
TOTAL PROVISION FOR INCOME TAXES	824,987	889,486
NET INCOME	$ 1,539,573	$ 1,228,550

The accompanying notes are an integral part of the financial statements.

CENTAURUS FINANCIAL, INC.
Statements of Changes in Stockholders' Equity
For The Years Ended April 30, 2007 and 2006

	Common Stock	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
Balance - April 30, 2005	$ 478,740	$ 14,979	$ 2,604,930	$ 3,098,649
Stock Issuance	39,673	-	-	39,673
Net Income	-	-	1,228,550	1,228,550
Dividends	-	-	(100,000)	(100,000)
Other Comprehensive Income Unrealized gain on Securities	-	91,934	-	91,934
Balance - April 30, 2006	518,413	106,913	3,733,480	4,358,806
Stock Issuance	26,448	-	-	26,448
Net Income		-	1,539,574	1,539,574
Dividends	-	-	(500,000)	(500,000)
Other Comprehensive Income Unrealized gain on Securities - reclassification	-	(106,913)	-	(106,913)
Balance - April 30, 2007	$ 544,861	$ -	$ 4,773,054	$ 5,317,915

The accompanying notes are an integral part of the financial statements.

CENTAURUS FINANCIAL, INC.
Statements of Cash Flows
For The Years Ended April 30, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,539,574	$ 1,228,550
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	56,628	47,043
Unrealized Gain on Marketable Securities	158,763	91,934
Changes in assets and liabilities:		
(Increase) Decrease in accounts receivable	(500,806)	248,015
Increase in prepaid expenses and other assets	(5,829)	(77,595)
Increase in accounts payable and other liabilities	641,347	224,044
Increase (Decrease) in commissions payable	1,261,495	234,968
(Decrease) Increase in income taxes payable	(346,564)	267,073
Net cash provided by operating activities	2,804,608	2,264,032
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	(64,915)	(80,847)
Purchase of marketable securities	(681,108)	(463,783)
Net cash consumed by investing activities	(746,023)	(544,630)
CASH FLOWS FROM FINANCING ACTIVITIES		
Stock issuance	26,448	39,673
Payment of dividends	(500,000)	(100,000)
Net cash (consumed) provided by financing activities	(473,552)	(60,327)
Net increase in cash	1,585,033	1,659,075
CASH BALANCE - beginning	6,341,141	4,682,066
CASH BALANCE - ending	$ 7,926,174	$ 6,341,141
Supplemental disclosure of cash flow information:		
Interest paid	$ 17,500	$ 17,500
Income taxes paid	$ 877,452	$ 533,637

The accompanying notes are an integral part of the financial statements.

CENTAURUS FINANCIAL, INC.
Statements of Changes in Liabilities
Subordinated to Claims of General Creditors

April 30, 2007 and 2006

BALANCE - APRIL 30, 2005	$ 250,000
Activity - None	-
BALANCE - APRIL 30, 2006	250,000
Activity - None	-
BALANCE - APRIL 30, 2007	$ 250,000

The accompanying notes are an integral part of the financial statements.

CENTAURUS FINANCIAL, INC.
Notes to Financial Statements
For The Years Ended April 30, 2007 and 2006

THE COMPANY

Centaurus Financial, Inc., "the Company", is a registered securities broker-dealer and is a subsidiary of Federation of Financial Services, Inc. The Company sells financial products, primarily mutual funds and insurance, through independent registered representatives. The Company is registered to do business throughout the United States.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices of the Company are as follows:

Accounting method - the Company uses the accrual method of accounting for both financial statement reporting and income tax return preparation.

Recognition of sales and income - securities transactions are recorded on a settlement basis, generally the third business day following the transaction date.

Fixed assets - fixed assets are stated at cost. Repairs and maintenance expenditures which do not extend the useful life of the assets owned are expensed as incurred. Depreciation is computed using both straight-line and accelerated methods, based upon the estimated useful lives of the assets ranging from three to five years.

Income taxes - a provision has been made for the estimated amount of income taxes which are payable currently and in the future (See Note 6). Deferred income taxes are computed annually in accordance with Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes, when applicable.

Use of estimates - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Comprehensive income – Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Comprehensive income was the same as net income for the year ended April 30, 2007. Comprehensive income was $1,320,484 for the years ended April 30, 2006. A reclassification of the prior year unrealized gain on marketable securities was made as of April 30, 2007.

NOTE 2 - MARKETABLE SECURITIES

The Company has marketable securities held at a brokerage firm. The securities are classified as available for sale and reported at their current market value.

NOTE 3 - FIXED ASSETS

Fixed assets are stated at cost and as of April 30, 2007 and 2006, consist of the following:

	2007	2006
Office furniture and fixtures	$ 236,662	$ 180,505
Office computers and equipment	196,575	187,817
	433,237	368,322
Less accumulated depreciation	(275,925)	(219,297)
Net fixed assets	$ 157,312	$ 149,025

Depreciation expense was $56,628 and $47,043 for the years ended April 30, 2007 and 2006, respectively.

NOTE 4 - SUBORDINATED LOANS

The borrowings under a subordination agreement with Federation of Financial Services, Inc. (See "The Company" Note) as of April 30, 2007 and 2006 is as follows:

	2007	2006
Note payable, bearing interest at 7.0% per annum, maturing extended to March 2008	$250,000	$250,000

The subordinated borrowing and the accrued interest is covered by agreements approved by the National Association of Securities Dealers (NASD) and is available in computing net capital under the Securities and Exchange commission uniform net capital rule. The terms of the subordinated loan agreement includes certain covenants and restrictions as to the repayment of this loan.

In February 2005, the maturity date was extended to March, 2008.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At April 30, 2007 and 2006 the Company had net capital of $3,539,037 and $2,849,984 which was $3,067,158 and $2,481,909 in excess of its required net capital of $471,879 and $368,075, respectively.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company leases its office in Orange, California under an operating lease. During 2003, the Company leased additional space and extended the terms of the lease to September 2008. The lease currently calls for minimum monthly payments of $15,112. Rent expense was $180,783 and $149,957, respectively, for the years ended April 30, 2007 and 2006.

The following is a schedule of minimum lease payments for the remainder of the lease terms:

2007	$182,000
2008	75,600
	$257,600

NOTE 7 - PROVISION FOR INCOME TAXES

The provision for income taxes at April 30, 2007 and 2006 consists of the following:

	Current	Deferred	Total
2007			
Federal	$ 728,473	$ (97,000)	$ 631,473
State	204,514	(11,000)	193,514
	$ 932,987	$ (108,000)	$ 824,987
2006			
Federal	$ 740,009	$ (65,700)	$ 674,309
State	225,077	(9,900)	215,177
	$ 965,086	$ (75,600)	$ 889,486

NOTE 7 - PROVISION FOR INCOME TAXES (continued)

For income tax purposes, the Company will file its income tax returns on a consolidated basis. The provision for income tax expense has been allocated to the Company based upon its estimated share of the total income tax provision on a consolidated basis.

NOTE 8 - SIGNIFICANT GROUP CONCENTRATIONS

The Company has banking relations with a financial institution in which depository account balances exceed $100,000.

NOTE 9 - RELATED PARTY TRANSACTIONS

The Company has an agreement with Broker Design & Development, Inc. "BD&D", an affiliated corporation, which provides continuing education, product development and related support services to the Company

The Company also has an agreement with affiliate Hamilton Strategic Marketing, Inc., "Hamilton", which provides seminar, convention support and state registration services to the Company. For the years ended April 30, 2007 and 2006, the Company paid Hamilton $740,051 and $930,605, respectively in connection with this agreement.

NOTE 10 - RETIREMENT PLANS

The Company sponsors a 401(k) plan. Employer contributions were $33,254 and $37,258 for the years ended April 30, 2007 and 2006, respectively.

CENTAURUS FINANCIAL, INC.
Computation of Net Capital Pursuant to Rule 15c3-1
April 30, 2007 and 2006

	2007	2006
COMPUTATION OF NET CAPITAL		
Total ownership equity:		
Stockholders' equity (from balance sheet)	$ 5,317,915	$ 4,358,807
Additions:		
Subordinated loans	250,000	250,000
Deductions:		
Fixed assets - net	(157,312)	(149,025)
Prepaid expenses and other assets	(1,122,883)	(1,117,054)
Due from affiliates	(270,697)	(270,697)
Haircut on securities	(457,986)	(202,047)
Fidelity bond deductible	(20,000)	(20,000)
Net Capital	$ 3,539,037	$ 2,849,984
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement	$ 100,000	$ 100,000
Minimum net capital (6-2/3% of aggregate indebtedness)	$ 471,879	$ 368,075
Excess net capital	$ 3,067,158	$ 2,481,909
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 2,831,573	$ 2,298,148
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities (from balance sheet)	$ 7,074,641	$ 5,518,362
Ratio of aggregate indebtedness to net capital	2.00	1.94

RECONCILIATION

The following is a reconciliation as of April 30, 2007 and 2006 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

	2007	2006
Net Capital - Company's computation	$ 2,748,640	$ 2,516,461
Reconciling items:		
Accrual of bonuses	(692,800)	(350,000)
Tax provision adjustment	1,533,362	698,013
Other net audit adjustments	(50,165)	(14,490)
Net Capital	$ 3,539,037	$ 2,849,984

The accompanying notes are an integral part of the financial statements.

CENTAURUS FINANCIAL, INC.
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

April 30, 2007 and 2006

The respondent claims an exemption under paragraph (k)(2)(ii) of SEC Rule 15c3-3.

CENTAURUS FINANCIAL, INC.
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3

April 30, 2007 and 2006

The respondent claims an exemption under paragraph (k)(2)(ii) of SEC Rule 15c3-3.

LaVine
& Associates
Certified Public Accountants, Inc.

Independent Auditor's Report On Internal Control Structure Required By SEC Rule 17a-5

Board of Directors
Centaurus Financial, Inc.
Orange, California

In planning and performing our audit of the financial statements and supplemental schedules of Centaurus Financial, Inc. (the Company), as of and for the year ended April 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.



Mission Viejo, California
June 26, 2007

END